Exhibit 99.2

PROMISSORY NOTE

FOR VALUE RECEIVED, the receipt and sufficiency of which are hereby acknowledged, the undersigned, China Inc., a Nevada corporation (“Maker”), hereby promises to pay to Tian Jia (“Payee”) the principal amount of Twelve Thousands Seven Hundred & fifty Dollars ($12,750.00), in lawful money of the United States of America, together with interest as specified below.

ARTICLE I.
PAYMENTS

1.1 Principal and Interest. There shall be annual interest of Four percent (4%) on the Principal evidenced by this Promissory Note. Such interest shall accrue as of the date that those funds were received by the Maker. The Principal evidenced by this Promissory Note together with any accrued interest shall be due and payable on demand by Payee. In the event that the Payee advances additional funds to the Maker subsequent to the date of this Promissory Note, then those additional funds shall be added to the Principal and shall due and payable on the terms and subject to the conditions of this Promissory Note. All payments shall be made in lawful money of the United States of America.

1.2 Manner of Payment. Payment of the indebtedness evidenced by this Promissory Note shall be paid by check at such place as Payee shall designate to Maker in writing. If payment of the indebtedness evidenced by this Promissory Note is due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day. “Business Day” means any day other than a Saturday, Sunday or legal holiday in the State of Texas.

1.3 Prepayment. Maker may prepay this Note in whole or in part on any date without premium or penalty.

 ARTICLE II.
DEFAULTS

2.1 Events of Default. The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default (“Event of Default”):

(a)           In the event, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a “Bankruptcy Law”), Maker shall (i) commence a voluntary proceeding; (ii) consent to the entry of an order for relief against Maker in an involuntary proceeding; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or (v) admit in writing Maker’s inability to pay its debts as those debts become due.

(b)           In the event, a court of competent jurisdiction enters an order or decree pursuant to any Bankruptcy Law that (i) is for relief against Maker in an involuntary proceeding; (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker’s properties; or (iii) orders the liquidation of Maker, and in each event the order or decree is not dismissed within one hundred twenty (120) days.

(c)           In the event Maker fails to pay the Principal and any accrued interest (and any additional amounts provided for under Article I, Section 1.1 of this Agreement) evidenced by this Promissory Note upon demand by Payee.

2.2 Notice by Maker. Maker shall notify Payee in writing within ten (10) days after the occurrence of any Event of Default of which Maker acquires knowledge.

2.3 Remedies. Upon the occurrence of an Event of Default (unless all Events of Default have been cured or waived by Payee), Payee may, at its option, (i) by written notice to Maker, declare the entire unpaid principal balance evidenced by this Promissory Note immediately due and payable regardless of any prior forbearance, and (ii) exercise any and all rights and remedies available to Payee pursuant to applicable law, including, without limitation, the right to collect from Maker the amount due pursuant to this Promissory Note. Maker shall pay all reasonable costs and expenses incurred by or on behalf of Payee in connection with Payee’s exercise of any or all of its rights and remedies pursuant to this Promissory Note, including, without limitation, reasonable attorneys’ fees.

ARTICLE III.
MISCELLANEOUS

3.1 Severability. If any provision in this Promissory Note is determined by a court of competent jurisdiction to be invalid or unenforceable, the other provisions of this Promissory Note will remain in full force and effect. Any provision of this Promissory Note determined by a court of competent jurisdiction invalid or unenforceable only in part will remain in full force and effect to the extent not determined to invalid or unenforceable.

3.2 Governing Law. This Promissory Note will be governed by the laws of the State of Texas, without regard to conflicts of laws principles.

3.3 Parties in Interest. This Promissory Note shall not be assigned or transferred by Payee without the express prior written consent of Maker, except by operation of law.

3.4 Section Headings, Construction. The headings of sections in this Promissory Note are provided for convenience only and will not affect the construction or interpretation of the provisions of this Promissory Note. All references to “section” or “sections” refer to the corresponding section or sections of this Promissory Note unless otherwise specified. All words used in this Promissory Note will be construed to be of such gender or number as the circumstances require.

3.5 Entire Agreement.  The Maker and Payee acknowledge and agree that this Promissory Note is the complete and exclusive statement of the mutual understanding of the parties and that it supersedes and cancels all previous written and oral agreements and communications relating to the subject matter of this Promissory Note.

IN WITNESS WHEREOF, Maker has executed and delivered this Promissory Note as of the date first specified below.

CHINA Inc.,
By: /s/ Tian Jia
TIAN JIA
President

Date: June 15, 2010